SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

DIVESTMENT OF RELEVANT SHAREHOLDING INTEREST

São Paulo, October 21, 2026 - BRASKEM S.A. ("Company") (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with article 12 of CVM Resolution No. 44/21, hereby informs its shareholders and the market that it has received correspondence from NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, a corporation, registered with the CNPJ/MF under No. 22.606.673/0001-22, headquartered in the City of São Paulo, State of São Paulo, at Avenida das Nações Unidas, No. 14,401, 5th floor, Part A21, Building B1 – Aroeira, Suite 51, Vila Gertrudes, Zip Code 04.794-000 ("NSP Inv."), informing that, as a result of successive sales of Class A preferred shares issued by the Company, its shareholding interest now represents less than 5% of the total shares of that class, and that, as of October 19, 2026, it held 7,152,113 Class A preferred shares, representing approximately 2.07% of the total Class A preferred shares issued by the Company.

NSP Inv. further stated that: (i) its shareholding interest is held for investment purposes and it does not intend to change the composition of the Company's control or administrative structure; (ii) its shareholding interest is not bound by any contract or agreement regulating the exercise of voting rights or the purchase and sale of securities issued by the Company; and (iii) other than the shares indicated above, it does not hold, as of this date, any other securities or derivative financial instruments referenced in shares issued by the Company.

The full text of the correspondence received is attached to this Notice to the Market.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

À Braskem S.A. A/C: Relações com Investidores Via E-mail (braskem-ri@braskem.com) São Paulo, 20 de outubro de 2026. Ref.: Notificação de Alienação de Participação Relevante Prezados, A NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL, sociedade por ações, inscrita no CNPJ/MF sob o nº 22.606.673/0001-22, com sede na Cidade de São Paulo, Estado de São Paulo, na Avenida das Nações Unidas, nº 14.401, 5º andar, Parte A21, Edifício B1 – Aroeira, Cj. 51, Vila Gertrudes, CEP 04.794-000 (“NSP Inv.”), em atendimento ao disposto no artigo 12 da Resolução CVM nº 44, de 23 de agosto de 2021, conforme alterada (“Resolução CVM 44”), vem informar que em decorrência de sucessivas operações de alienação de ações preferenciais Classe A de emissão da Braskem S.A. (“Braskem”) realizadas em bolsa de valores, sua participação acionária passou a representar percentual inferior a 5% do total de ações dessa classe, sendo atualmente titular de 7.152.113 ações preferenciais Classe A, representativas de aproximadamente 2,07% do total de ações preferenciais Classe A emitidas pela Braskem, na data-base de 19 de outubro de 2026. A NSP Inv. declara, ainda, que: (i) sua participação acionária tem fins patrimoniais e não deseja alterar a composição do controle ou a estrutura administrativa da Braskem; (ii) sua participação acionária não está vinculada a quaisquer contratos ou acordos que regulem o exercício de direito de voto ou a compra e venda de valores mobiliários emitidos pela Braskem; e (iii) além das ações acima indicadas, não detém, nesta data, outros valores mobiliários ou instrumentos financeiros derivativos referenciados em ações de emissão da Braskem. Diante do exposto, a NSP Inv. solicita à Braskem que, em atenção ao artigo 12, § 6º, da Resolução CVM 44, providencie a imediata divulgação das informações aqui descritas ao mercado. Atenciosamente, NSP INVESTIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.